Mail Stop 4561
									February 2, 2006


Mr. Nicholas Csendes
President and Chief Executive Officer
Ansoft Corp
225 West Station Square
Suite 200
Pittsburgh, Pennsylvania 15219-1119

Re:	Ansoft Corp.
	Form 10-K for Fiscal Year Ended April 30, 2005
      Filed June 7, 2005
      Form 10-Q For Fiscal Quarter Ended October 31, 2005
      Filed November 18, 2005
      Form 10-Q For Fiscal Quarter Ended July 31, 2005
      Filed August 19, 2005
	File No. 0-27874

Dear Mr. Csendes:
      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 16, 2005

1. In your press release dated November 16, 2005, you present certain financial data (net income and diluted earnings per share) for the quarter ended October 31, 2005 on a non-GAAP and pro forma basis. The disclosures related to these non-GAAP amounts do not sufficiently address the reasons and impact of presenting the measures. As the adjusted amount eliminates amortization of intangible assets, the following additional disclosure appears necessary:

* the manner in which you use the non-GAAP measure to conduct or evaluate your business;
* the economic substance behind your decision to use such measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which you compensate for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e) (ii)
(E).
Revise the disclosures to eliminate any reference to "pro forma" results. The information you have presented in the press release should be referred to as "non-GAAP" and not "pro forma."

For further guidance, refer to Question 8, of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us, in specific detail, how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure.
   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at
(202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at
(202) 551-3489 with any other questions as I supervised the review of your filing.


Sincerely,



      Brad Skinner
      Accounting Branch Chief










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Nicholas Csendes
Ansoft Corp.
February 2, 2006
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